Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 03/31/17	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

SEC Mail Processing Section

APR 03 2017

Washington DC

412

1. State the name of the applicant: C2 Options Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
   8050 Marshall Dr., Suite 120
   Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
   (913) 815-7000   (913) 815-7119
   (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
   Anders Franzon   SVP, Associate General Counsel, C2 Options Exchange, Inc.   (913) 815-7154
   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Joanne Moffic-Silver
   400 S. LaSalle Street
   Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: __X__ Corporation _____ Sole Partnership _____ Partnership
   _____ Limited Liability Company _____ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: ____03/31/17____   C2 Options Exchange, Inc.
      (MM/DD/YY)   (Name of Applicant)
By: _____   Anders Franzon, SVP, Associate General Counsel
    (Signature)   (Printed Name and Title)
Subscribed and sworn before me this 31st day of March, 2017 by Bianca Stodden
                                              (Month)   (Year)   (Notary Public)
My Commission expires 08/04/19   County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.


17002465

2017 APR -3 PM 3:28   SEC / TM   RECEIVED

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response: Please see below responses for the following entities:

C2 Options Exchange, Inc. Form 1 Registration Statement: Exhibit C

A. Bats Global Markets Holdings, Inc.

1. *Name*: Bats Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: CBOE V, LLC owns 100% of the membership interests of Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: http://www.bats.com/us/equities/regulation/

8. *Copy of existing by-laws*: http://www.bats.com/us/equities/regulation/

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Chris Concannon

   Current Officers

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President, COO)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B.   Direct Edge LLC

1.   *Name*: Direct Edge LLC (f/k/a Direct Edge, Inc.)
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*: Formed
      in Delaware under Section 201 of the Limited Liability Company Act of the State
      of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a
      Delaware corporation, on December 31, 2014.

4.   *Brief description of nature and extent of affiliation*: CBOE V, LLC owns 100% of
      the membership interests of Direct Edge LLC.

5.   *Brief description of business or functions*: Direct Edge LLC is an intermediate
      holding company. Direct Edge LLC is the sole shareholder of Bats EDGA
      Exchange, Inc. and Bats EDGX Exchange, Inc.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:
      http://www.bats.com/us/equities/regulation/

8.   *Copy of existing by-laws or corresponding rules or instruments*:
      http://www.bats.com/us/equities/regulation/

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors

      •   None

      Current Officers
      •   Ed Tilly (Chief Executive Officer)
      •   Chris Concannon (President)
      •   Bryan Harkins (Senior Vice President)
      •   Alan Dean (Chief Financial Officer)
      •   Chris Isaacson (Chief Information Officer)
      •   Joanne Moffic-Silver (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

C.   Bats BZX Exchange, Inc.

1.   *Name*: Bats BZX Exchange, Inc.
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on November 1, 2007.

4.   *Brief description of nature and extent of affiliation*: Bats BZX Exchange, Inc. is
      wholly-owned by Bats Global Markets Holdings, Inc., which is also the
      Exchange's 100% owner.

5.   *Brief description of business or functions*: Bats BZX Exchange, Inc. operates as a
      registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:
      http://www.bats.com/us/equities/regulation/

8.   *Copy of existing by-laws*: http://www.bats.com/us/equities/regulation/

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors

      - Ed Tilly

      - Chris Concannon
      - David Roscoe
      - Sandy Kemper
      - Scott Wagner
      - Jill Sommers
      - Matt Billings
      - Joseph Mecane

      Current Officers

      - Ed Tilly (CEO)

      - Chris Concannon (President, COO)
      - Chris Isaacson (Executive Vice President, Global Chief Information
        Officer)
      - Bryan Harkins (Executive Vice President, Head of U.S. Markets)

- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)
- Alexandra Albright (Chief Compliance Officer)
- Pamela Culpepper (Chief HR Officer)
- Alan Dean (Executive Vice President F&A/Chief Financial Officer)
- Jon Deters (CSO & Head Corporate Initiatives)
- James Enstrom (Vice President & Chief Audit Executive)
- Angelo Evangelou (Deputy General Counsel)
- Eric Frait (Vice President Business Analysis)
- Todd Furney (Vice President, Chief Risk Officer)
- Alicia Goldberg (Vice President Statistical Analysis)
- David Gray (Vice President Business Development GCS)
- Gregory Hoogasian (Senior Vice President, Chief Regulatory Officer)
- Carol Kennedy (Vice President & Chief Communications Officer)
- Stephanie Klein (Vice President, Chief Marketing Officer)
- Andrew Lowenthal (Senior Vice President Business Development)
- Joanne Moffic-Silver (Executive Vice President, General Counsel & Corporate Secretary)
- Donald Patton (Vice President Accountant/Controller)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (Vice President & Chief Accounting Officer)
- John Patrick Sexton (Deputy General Counsel)

Standing Committees

Compensation Committee

- Sandy Kemper
- Scott Wagner
- Jill Sommers

Audit Committee

- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee

- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee

- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. <u>**Bats BYX Exchange, Inc.**</u>

1. *Name*: Bats BYX Exchange, Inc.
    Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Delaware under Section 101 of the General Corporation Law of
    the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Bats BYX Exchange, Inc. is
    wholly-owned by Bats Global Markets Holdings, Inc., which is also the
    Exchange's 100% owner.

5. *Brief description of business or functions*: Bats BYX Exchange, Inc. operates as a
    registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*:
    http://www.bats.com/us/equities/regulation/

8. *Copy of existing by-laws*: http://www.bats.com/us/equities/regulation/

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    <u>Current Directors</u>

    - Ed Tilly
    - Chris Concannon
    - David Roscoe
    - Sandy Kemper
    - Scott Wagner
    - Jill Sommers
    - Matt Billings
    - Joseph Mecane

    <u>Current Officers</u>

    - Ed Tilly (CEO)
    - Chris Concannon (President, COO)
    - Chris Isaacson (Executive Vice President, Global Chief Information
      Officer)
    - Bryan Harkins (Executive Vice President, Head of U.S. Markets)

- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)
- Alexandra Albright (Chief Compliance Officer)
- Pamela Culpepper (Chief HR Officer)
- Alan Dean (Executive Vice President F&A/Chief Financial Officer)
- Jon Deters (CSO & Head Corporate Initiatives)
- James Enstrom (Vice President & Chief Audit Executive)
- Angelo Evangelou (Deputy General Counsel)
- Eric Frait (Vice President Business Analysis)
- Todd Furney (Vice President, Chief Risk Officer)
- Gregory Hoogasian (Senior Vice President, Chief Regulatory Officer)
- Carol Kennedy (Vice President & Chief Communications Officer)
- Stephanie Klein (Vice President, Chief Marketing Officer)
- Joanne Moffic-Silver (Executive Vice President, General Counsel & Corporate Secretary)
- Donald Patton (Vice President Accountant/Controller)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (Vice President & Chief Accounting Officer)
- John Patrick Sexton (Deputy General Counsel)

Standing Committees

Compensation Committee
- Sandy Kemper
- Scott Wagner

- Jill Sommers

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee
- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E.   Bats EDGA Exchange, Inc.

1.   *Name*: Bats EDGA Exchange, Inc.
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation

3.   *Name of state, statute under which organized and date of incorporation*: Formed
      in Delaware under the General Corporation Law of the State of Delaware on
      March 9, 2009.

4.   *Brief description of nature and extent of affiliation*: Bats EDGA Exchange, Inc. is
      an indirect wholly-owned subsidiary of CBOE Holdings, Inc., the Exchange's
      ultimate parent.

5.   *Brief description of business or functions*: Bats EDGA Exchange, Inc. operates a
      registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:
      http://www.bats.com/us/equities/regulation/

8.   *Copy of existing by-laws*: http://www.bats.com/us/equities/regulation/

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors

      •   Ed Tilly
      •   Chris Concannon
      •   David Roscoe
      •   Sandy Kemper
      •   Scott Wagner
      •   Jill Sommers
      •   Matt Billings
      •   Joseph Mecane

      Current Officers

      •   Ed Tilly (CEO)
      •   Chris Concannon (President, COO)
      •   Chris Isaacson (Executive Vice President, Global Chief Information
           Officer)
      •   Bryan Harkins (Executive Vice President, Head of U.S. Markets)

- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)
- Alexandra Albright (Chief Compliance Officer)
- Pamela Culpepper (Chief HR Officer)
- Alan Dean (Executive Vice President F&A/Chief Financial Officer)
- Jon Deters (CSO & Head Corporate Initiatives)
- James Enstrom (Vice President & Chief Audit Executive)
- Angelo Evangelou (Deputy General Counsel)
- Eric Frait (Vice President Business Analysis)
- Todd Furney (Vice President, Chief Risk Officer)
- Gregory Hoogasian (Senior Vice President, Chief Regulatory Officer)
- Carol Kennedy (Vice President & Chief Communications Officer)
- Stephanie Klein (Vice President, Chief Marketing Officer)
- Joanne Moffic-Silver (Executive Vice President, General Counsel & Corporate Secretary)
- Donald Patton (Vice President Accountant/Controller)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (Vice President & Chief Accounting Officer)
- John Patrick Sexton (Deputy General Counsel)

Standing Committees

Compensation Committee
- Sandy Kemper
- Scott Wagner

- Jill Sommers

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee
- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.*

F. **Bats EDGX Exchange, Inc.**

1. *Name*: Bats EDGX Exchange, Inc.
    Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Bats EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of CBOE Holdings, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Bats EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: http://www.bats.com/us/equities/regulation/

8. *Copy of existing by-laws*: http://www.bats.com/us/equities/regulation/

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors

    - Ed Tilly
    - Chris Concannon
    - David Roscoe
    - Sandy Kemper
    - Scott Wagner
    - Jill Sommers
    - Matt Billings
    - Joseph Mecane

    Current Officers

    - Ed Tilly (CEO)
    - Chris Concannon (President, COO)
    - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
    - Bryan Harkins (Executive Vice President, Head of U.S. Markets)

- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Laura Morrison (Senior Vice President, Global Head of Exchange Products)
- Eric Crampton (Senior Vice President, Global Head of Software Engineering
- Troy Yeazel (Senior Vice President, Operations)
- Jeff Connell (Senior Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Stacie Fleming (Vice President, Communications)
- Anders Franzon (Senior Vice President, Associate General Counsel)
- Kapil Rathi (Senior Vice President, Options Business Development)
- Thad Prososki (Vice President, Human Resources)
- Brett Johnson (Vice President, Software Engineering)
- Vivian Yiu (Vice President, Head of Product Strategy and Management)
- Alexandra Albright (Chief Compliance Officer)
- Pamela Culpepper (Chief HR Officer)
- Alan Dean (Executive Vice President F&A/Chief Financial Officer)
- Jon Deters (CSO & Head Corporate Initiatives)
- James Enstrom (Vice President & Chief Audit Executive)
- Angelo Evangelou (Deputy General Counsel)
- Eric Frait (Vice President Business Analysis)
- Todd Furney (Vice President, Chief Risk Officer)
- Alicia Goldberg (Vice President Statistical Analysis)
- David Gray (Vice President Business Development GCS)
- Gregory Hoogasian (Senior Vice President, Chief Regulatory Officer)
- Carol Kennedy (Vice President & Chief Communications Officer)
- Stephanie Klein (Vice President, Chief Marketing Officer)
- Andrew Lowenthal (Senior Vice President Business Development)
- Joanne Moffic-Silver (Executive Vice President, General Counsel & Corporate Secretary)
- Donald Patton (Vice President Accountant/Controller)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (Vice President & Chief Accounting Officer)
- John Patrick Sexton (Deputy General Counsel)

<u>Standing Committees</u>

Compensation Committee
- Sandy Kemper
- Scott Wagner
- Jill Sommers

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- David Roscoe

Appeals Committee
- Matt Billings
- Joseph Mecane
- Scott Wagner

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G.   Bats Trading, Inc.

1.   *Name*: Bats Trading, Inc.
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on June 16, 2005.

4.   *Brief description of nature and extent of affiliation*: Bats Trading, Inc. is wholly-
      owned by Bats Global Markets Holdings, Inc., which is also the Exchange's
      100% owner.

5.   *Brief description of business or functions*: Bats Trading, Inc. is a broker-dealer
      registered as such with the Securities and Exchange Commission and a member of
      the Financial Industry Regulatory Authority and other self-regulatory
      organizations. Bats Trading, Inc. provides routing of orders from the Exchange
      Bats BYX Exchange, Inc., Bats EDGA Exchange, Inc. and Bats EDGX
      Exchange, Inc. to other securities exchanges, facilities of securities exchanges,
      automated trading systems, electronic communication networks or other broker-
      dealers.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached.

8.   *Copy of existing by-laws*: See attached.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors

      - Chris Isaacson
      - Chris Concannon
      - Brian N. Schell

      Current Officers

      - Troy Yeazel (President)
      - Greg Steinberg (Secretary)
      - Bryan Upp (Chief Compliance Officer)
      - Derick Shupe (FINOP, Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

H.   Omicron Acquisition Corp.

1.   *Name*: Omicron Acquisition Corp.
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on February 7, 2011.

4.   *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is
      wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the
      Exchange.

5.   *Brief description of business or functions*: Omicron Acquisition Corp. is an
      intermediate holding company of Bats Worldwide Holdings Limited.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached.

8.   *Copy of existing by-laws*: See attached.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors

      •   Ed Tilly
      •   Chris Concannon
      •   Mark Hemsley

      Current Officers

      •   Mark Hemsley (President and Treasurer)
      •   Joanne Moffic-Silver (Vice President and Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

I.   Bats Hotspot Holdings LLC

1.   *Name:* Bats Hotspot Holdings LLC (f/k/a Hotspot FX Holdings, LLC)
     Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization:* Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed
     in Delaware under Section 201 of the Limited Liability Company Act of the State
     of Delaware on May 15, 2000. Name was amended from Hotspot FX Holdings,
     LLC, a Delaware LLC, on March 11, 2015.

4.   *Brief description of nature and extent of affiliation:* Bats Hotspot Holdings LLC is
     wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the
     Exchange.

5.   *Brief description of business or functions:* Bats Hotspot Holdings LLC is an
     intermediate holding company of Bats Hotspot LLC, Bats Hotspot Services LLC,
     Bats Hotspot SEF LLC, and Bats Hotspot IB LLC.

6.   *Copy of constitution:* Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* See attached.

8.   *Copy of existing by-laws:* See attached.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions:*

     Current Directors

     - None

     Current Officers

     - Ed Tilly (Chief Executive Officer)
     - Chris Concannon (President)
     - Bryan Harkins (Senior Vice President)
     - Alan Dean (Treasurer)
     - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year:* Not applicable.

J.   Bats Hotspot LLC

1.   *Name*: Bats Hotspot LLC (f/k/a KCG Hotspot FX LLC)
       Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4.   *Brief description of nature and extent of affiliation*: Bats Hotspot LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Bats Hotspot LLC operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached.

8.   *Copy of existing by-laws*: See attached.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors

      • None

      Current Officers

      • Ed Tilly (Chief Executive Officer)
      • Chris Concannon (President)
      • Bryan Harkins (Senior Vice President)
      • Alan Dean (Treasurer)
      • Joanne Moffic-Silver (Secretary)
      • Barry Calder (Head of Liquidity & Client Services)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Bats Hotspot Services LLC

1. *Name:* Bats Hotspot Services LLC (f/k/a Hotspot FXr, L.L.C.)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4. *Brief description of nature and extent of affiliation:* Bats Hotspot Services LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Bats Hotspot Services LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution:* Not applicable.

7. *Copy of articles of incorporation or association and amendments:* See attached.

8. *Copy of existing by-laws:* See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

   Current Directors

   - None

   Current Officers

   - Ed Tilly (Chief Executive Officer)
   - Chris Concannon (President)
   - Bryan Harkins (Senior Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)
   - Barry Calder (Head of Liquidity & Client Securities)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

L.   <u>**Bats International Holdings Limited**</u>

1.   *Name*: Bats International Holdings Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
   Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4.   *Brief description of nature and extent of affiliation*: Bats International Holdings Limited is wholly-owned by Bats Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Bats International Holdings Limited is a holding company of Bats Hotspot Europe Limited, Bats Hotspot Asia Pte. Ltd., and IndexPubs S.A.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   - Ed Tilly
   - Chris Concannon
   - Mark Hemsley

   <u>Current Officers</u>

   - Antonio Amelia (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

M.   <u>**Bats Hotspot Europe Limited**</u>

1.   *Name*: Bats Hotspot Europe Limited
     Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4.   *Brief description of nature and extent of affiliation*: Bats Hotspot Europe Limited is wholly-owned by Bats International Holdings Limited which is wholly-owned by Bats Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Bats Hotspot Europe Limited operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     <u>Current Directors</u>

     - Ed Tilly
     - Chris Concannon
     - Mark Hemsley

     <u>Current Officers</u>

     - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. **Bats Hotspot Asia Pte. Ltd.**

1. *Name*: Bats Hotspot Asia Pte. Ltd.
   Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Bats Hotspot Asia Pte. Ltd. is wholly-owned by Bats International Holdings Limited which is wholly-owned by Bats Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Hotspot Asia Pte. Ltd. operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Chris Concannon
   - Ng Lip Chih

   Current Officers

   - Chris Concannon (President)
   - Chew Pei Tsing (Secretary)
   - Lai Jek Ping (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. **Bats Trading Limited**

1. *Name*: Bats Trading Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Bats Trading Limited is wholly-owned by Bats Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Bats Trading Limited is recognized as a Recognised Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Mark Hemsley
   - Adam Eades
   - John Woodman
   - Richard Balarkas
   - Rebecca Fuller
   - Julian Corner
   - Kristian West
   - Ted Hood

   Current Officers

   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)

- Guy Simpkin (Head of Business Development)
- David Howson (COO)

Standing Committees

Audit, Risk and Compliance Committee
- Ted Hood
- Rebecca Fuller
- Richard Balarkas

Remuneration Committee
- John Woodman
- Rebecca Fuller

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. **Chi-X Europe Limited**

1. *Name*: Chi-X Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales. It changed its name to Chi-X Europe Limited on July 2, 2007.

4. *Brief description of nature and extent of affiliation*: Chi-X Europe Limited is wholly-owned by Bats Trading Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Chi-X Europe Limited is authorised in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Bats Trading Limited

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Mark Hemsley
   - Adam Eades
   - John Woodman

   Current Officers

   - John Woodman (Chairman)
   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q.   **Bats ETF.com, Inc.**

1.   *Name*: Bats ETF.com, Inc.
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on March 28, 2016.

4.   *Brief description of nature and extent of affiliation*: Bats ETF.com, Inc. is wholly-
      owned by BATS Global Markets Holdings, Inc., which is also the Exchange's
      100% owner.

5.   *Brief description of business or functions*: Bats ETF.com, Inc. is a media
      company providing ETF data, news and analysis.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached.

8.   *Copy of existing by-laws*: See attached.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors

      *   Ed Tilly
      *   Chris Concannon

      Current Officers

      *   Dave Nadig (Chief Executive Officer)
      *   Chris Concannon (President and Chief Operating Officer)
      *   Bryan Harkins (Senior Vice President)
      *   Alan Dean (Chief Financial Officer and Treasurer)
      *   Chris Isaacson (Executive Vice President and Global Chief Information
           Officer)
      *   Joanne Moffic-Silver (Executive Vice President, General Counsel and
           Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

R.   INDEXPUBS S.A.

1. *Name*: INDEXPUBS S.A.
    Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2. *Form of organization*: Corporation (Soceidad Anonima or S.A.)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4. *Brief description of nature and extent of affiliation*: INDEXPUBS S.A. is owned 0.1% by Fernando Rivera and 99.9% by Bats International Holdings Limited which is wholly-owned by Bats Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: INDEXPUBS S.A. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: See attached.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors

    Current Officers

    - Dave Nadig (President)
    - Verónica Rocío Bravo (General Manager)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S.   Bats Hotspot IB LLC

1.   *Name*: Bats Hotspot IB LLC
       Address: 17 State Street, 31st Floor, New York, NY 10004

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Formed
       in Illinois under Section 15-1 of the Limited Liability Company Act of the State
       of Illinois on May 23, 2003.

4.   *Brief description of nature and extent of affiliation*: Bats Hotspot IB LLC is
       wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats
       Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Bats Hotspot IB LLC is an introducing
       broker registered with the National Futures Association.

6.   *Copy of constitution*: Not applicable

7.   *Copy of articles of incorporation or association and amendments*: See attached

8.   *Copy of existing by-laws*: See attached

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Officers

       •   Bryan Harkins (Senior Vice President)
       •   Derick Shupe (Chief Accounting Officer)

       Managers

       •   Chris Concannon

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable

T.   Bats Hotspot SEF LLC

1.   *Name*: Bats Hotspot SEF LLC
       Address: 17 State Street, 31st Floor, New York, NY 10004

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4.   *Brief description of nature and extent of affiliation*: Bats Hotspot SEF LLC is wholly-owned by Bats Hotspot Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Bats Hotspot SEF LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6.   *Copy of constitution*: Not applicable

7.   *Copy of articles of incorporation or association and amendments*: See attached

8.   *Copy of existing by-laws*: See attached

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Officers

       •   Bryan Harkins (Chief Executive Officer)
       •   Lisa Shemie (Chief Compliance Officer)

       Managers

       •   Ed Tilly
       •   Gilbert Bassett
       •   Michael Gorham
       •   James Parisi
       •   Jill Sommers

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

U.   **Bats Worldwide Holdings Limited**

    1.   *Name*: Bats Worldwide Holdings Limited
          Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

    2.   *Form of organization*: Private Company Limited by Shares.

    3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

    4.   *Brief description of nature and extent of affiliation*: Bats Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

    5.   *Brief description of business or functions*: Bats Worldwide Holdings Limited is an intermediate holding company of Bats Trading Limited and Bats International Holdings Limited.

    6.   *Copy of constitution*: Not applicable.

    7.   *Copy of articles of incorporation or association and amendments*: See attached.

    8.   *Copy of existing by-laws*: Not applicable.

    9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors

- Ed Tilly
- Chris Concannon
- Mark Hemsley

        Current Officers

- Antonio Amelia (Secretary)

    10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V.   CBOE Holdings, Inc.

1.   *Name*: CBOE Holdings, Inc.
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August
      15, 2006.

4.   *Brief description of nature and extent of affiliation*: Chicago Board Options
      Exchange, Incorporated (CBOE) is a wholly-owned subsidiary of CBOE
      Holdings, Inc.

5.   *Brief description of business or functions:* Holding company.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* The CBOE
      Holdings Certificate of Incorporation is available on the CBOE website at
      http://ir.cboe.com/corporate-governance.aspx.

8.   *Copy of existing by-laws*: The CBOE Holdings Bylaws are available on the CBOE
      website at http://ir.cboe.com/corporate-governance.aspx.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors

      - Ed Tilly
      - James Boris
      - Frank English
      - William Farrow
      - Edward Fitzpatrick
      - Janet Froetscher
      - Jill Goodman
      - Chris Mitchell
      - Roderick Palmore
      - Joe Ratterman
      - Michael Richter
      - Samuel Skinner
      - Carole Stone
      - Eugene Sunshine

Current Officers

- Chris Concannon (President and COO)
- Alan Dean (EVP, CFO and Treasurer)
- Mark Hemsley (EVP, President Europe)
- Chris Isaacson (EVP, CIO)
- Joanne Moffic-Silver (EVP, General Counsel & Corporate Secretary)
- David Reynolds (VP, & Chief Accounting Ofc)
- Edward Tilly (Chief Executive Officer)

Compensation Committee
- Frank English
- Janet Froetscher
- Samuel Skinner
- Eugene Sunshine

Audit Committee
- William Farrow
- Edward Fitzpatrick
- Carole Stone

Nominating and Governance Committee
- Jill Goodman
- Roderick Palmore
- Samuel Skinner
- Carole Stone
- Eugene Sunshine

Finance and Strategy Committee
- Frank English
- Edward Fitzpatrick
- Jill Goodman
- Carole Stone

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W.   CBOE Futures Exchange, LLC

1.   *Name*: CBOE Futures Exchange, LLC ("CFE")
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      July 16, 2002.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      CBOE Holdings, Inc.

5.   *Brief description of business or functions:* CFE is a contract market approved by
      the Commodity Futures Trading Commission in August 2003. CFE is a fully
      electronic futures exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached
      Certificate of Formation.

8.   *Copy of existing by-laws*: See attached LLC Agreement.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors

      - Ed Tilly
      - Gilbert Bassett, Jr.
      - Michael Gorham
      - James Parisi
      - Marc Schultz

      Current Officers

      - Alexandra Albright (Chief Compliance Officer)
      - Lawrence Bresnahan (VP, Market & Member Reg.)
      - Joseph Caauwe (Managing Director - CFE)
      - Chris Concannon (President)
      - Alan Dean (EVP, CFO and Treasurer)
      - Gregory Hoogasian (SVP, CRO of CBOE C2, CFE)
      - Chris Isaacson (EVP, CIO)
      - Jennifer Lamie (Chief Regulatory Advisor)
      - Stephanie Lara Marrin (Deputy Chief Reg Officer0

- Andrew Lowenthal (SVP, Business Development)
- Joanne Moffic-Silver (EVP, General Counsel & Corporate Secretary)
- Michael Mollet (Managing Director - CFE)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (VP & Chief Accounting Ofc)
-
- Standing Committees
-
- Executive
- Ed Tilly
- Michael Gorham
-
- Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- James Parisi
- Marc Schultz
  -
- Trading Advisory Committee
- Jay Caauwe
- Kirk Bonniewell
- Zeke Charlesworth
- Michael Dennis
- Johan Drylewicz
- Alex Gerko
- Josh Grant
- Douglas Schadewald
- Andrew Smith
  -

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X.   CBOE Stock Exchange, LLC

1.   *Name*: CBOE Stock Exchange, LLC ("CBSX")
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      July 31, 2006.

4.   *Brief description of nature and extent of affiliation*: CBSX is a 49.96%-owned
      subsidiary of Chicago Board Options Exchange, Incorporated.

5.   *Brief description of business or functions:* CBSX operated the CBOE Stock
      Exchange, which acted as a trading market for securities other than options as a
      facility of CBOE. CBSX was approved by the SEC in March 2007. CBSX ceased
      trading operations on April 30, 2014.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached
      Certificate of Formation.

8.   *Copy of existing by-laws*: See attached Operating Agreement.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors

      • Alan Dean
      • James Fitzgibbons
      • Jaap Gelderloos
      • Andrew Lowenthal
      • Tom O'Mara
      • Rick Oscher
      • John Deters
      • Dave Reynolds
      • Eric Frait
      • Steve Sosnick

      Current Officers

      • Angelo Evangelou (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y.   Chicago Board Options Exchange, Incorporated

1. *Name*: Chicago Board Options Exchange, Incorporated ("CBOE")
    Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February 8, 1972

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions*: CBOE is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: The CBOE Certificate of Incorporation is available on the CBOE website at http://wallstreet.cch.com/CBOE/Certificate/.

8. *Copy of existing by-laws*: The CBOE Bylaws are available on the CBOE website at http://wallstreet.cch.com/CBOE/Bylaws/.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors

    - Ed Tilly
    - James Boris
    - Frank English
    - William Farrow
    - Ed Fitzpatrick
    - Janet Froetscher
    - Jill Goodman
    - Chris Mitchell
    - Roderick Palmore
    - Joe Ratterman
    - Michael Richter
    - Samuel Skinner
    - Carole Stone
    - Eugene Sunshine

<u>Current Officers</u>

- Alexandra Albright (Chief Compliance Officer)
- Lawrence Bresnahan (VP, Market & Member Reg.)
- Rodney Burt (VP, Infrastructure)
- Kevin Carrai (VP, Connectivity, Data & Member Services)
- Karen Christiansen (VP, Regulatory Systems Dev)
- Paul Ciciora (VP, Systems Infrastructure)
- Catherine Clay (VP, Business Development)
- Chris Concannon (President and COO)
- Pamela Culpepper (Chief HR Officer)
- Alan Dean (EVP, CFO and Treasurer)
- John Deters (CSO & Head Corp Initiative)
- James Enstrom (VP, & Chief Audit Exec)
- Angelo Evangelou (Deputy General Counsel)
- Eric Frait (VP, Business Analysis)
- Carmen Frazier Brannan (VP, Government Relations)
- Anders Franzon (SVP, Associate General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- David Gray (VP, Business Develop GCS)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO of CBOE C2 CFE)
- Chris Isaacson (EVP, CIO)
- Carol Kennedy (VP & Chief Comm. Officer)
- Stephanie Klein (VP Chief Marketing Officer)
- Deborah Koopman (VP, Investor Relations)
- Jennifer Lamie (Chief Regulatory Advisor)
- Stephanie Lara Marrin (Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, Business Development)
- Joanne Moffic-Silver (EVP, General Counsel & Corporate Secretary)
- Anthony Montesano (VP, Trading Operations)
- Matthew Moran (VP, Institutional Marketing)
- Mark Novak (VP, CTO Development)
- LuAnn O'Shea (VP Facilities)
- Donald Patton (VP, Acct/Controller)
- Debra Peters (VP, Options Institute)
- Roberta Piwnicki (VP, Systems Development)
- Kapil Rathi (SVP, Options Business Development)
- Arthur Reinstein (Deputy General Counsel)
- David Reynolds (VP, & Chief Accounting Ofc)
- James Roche (VP, Market Data Services)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (SVP, Finance)

- Curt Schumacher (VP, CTO Operations)
- Derick Shupe (VP, Controller)
- John Sexton (Deputy General Counsel)
- Steven Sinclair (VP, Systems Development)
- Philip Slocum (EVP, Chief Risk Officer)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Gregory Steinberg (VP, Associate General Counsel and Assistant Secretary)
- Paul Stephens (VP, Inst'l Mrktg & Sales)
- Edward Tilly (Chief Executive Officer)
- Michael Todd (VP, Systems Operations)
- Michael Todorofsky (VP, Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Laura Zinanni (VP Office of CEO)

Standing Committees

Executive Committee
- Ed Tilly
- James Boris
- Edward Fitzpatrick
- Roderick Palmore
- Samuel Skinner
- Carole Stone
- Eugene Sunshine

Compensation Committee
- Samuel Skinner
- Frank English
- Janet Froetscher
- Eugene Sunshine

Nominating and Governance Committee
- Eugene Sunshine
- Jill Goodman
- Roderick Palmore
- Samuel Skinner
- Carole Stone

Regulatory Oversight and Compliance Committee
- Roderick Palmore
- William Farrow
- Janet Froetscher

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z.   **Chicago Options Exchange Building Corporation**

1.   *Name*: CBOE Options Exchange Building Corporation
       Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8,
       1980.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       CBOE Holdings, Inc.

5.   *Brief description of business or functions*: Owns facility used by CBOE.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached
       Certificate of Incorporation.

8.   *Copy of existing by-laws*: See attached Bylaws.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors

       • Alan Dean
       • Chris Concannon
       • Ed Tilly

       Current Officers

       • Chris Concannon (President)
       • Alan Dean (Treasurer)
       • LuAnn O'Shea (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

AA. CBOE, LLC

1. *Name*: CBOE, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   CBOE Holdings, Inc.

5. *Brief description of business or functions:* CBOE, LLC is a limited liability
   company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached
   Certificate of Formation.

8. *Copy of existing by-laws*: See attached LLC Agreement.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors

   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Chris Concannon (President)
   - Andrew Lowenthal (Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

BB.   CBOE III, LLC

    1.   *Name*: CBOE III, LLC
        Address: 400 South LaSalle Street, Chicago, Illinois 60605

    2.   *Form of organization*: Limited Liability Company

    3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
        May 2, 2014.

    4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        CBOE Holdings, Inc.

    5.   *Brief description of business or functions*: Holding company for investment in
        Tradelegs, LLC

    6.   *Copy of constitution*: Not applicable.

    7.   *Copy of articles of incorporation or association and amendments*: See attached
        Certificate of Formation.

    8.   *Copy of existing by-laws*: See attached Operating Agreement.

    9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors

        - John Deters
        - Chris Concannon
        - Ed Tilly

        Current Officers

        - Chris Concannon (President)
        - John Deters (Vice President)
        - Alan Dean (Treasurer)
        - Joanne Moffic-Silver (Secretary)

   10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

CC. CBOE V, LLC

1. *Name*: CBOE V, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   CBOE Holdings, Inc.

5. *Brief description of business or functions*: Holding company

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached
   Certificate of Formation.

8. *Copy of existing by-laws*: See attached Operating Agreement.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors

   - Alan Dean
   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Chris Concannon (President)
   - Bryan Harkins (Senior Vice President)
   - John Deters (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

DD. **CBOE Livevol, LLC**

1. *Name*: CBOE Livevol, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   CBOE Holdings, Inc.

5. *Brief description of business or functions*: CBOE Livevol, LLC provides equity
   and index options technology for professional and retail traders, which includes
   options strategy backtesting, trade analysis and volatility modeling technologies
   and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached
   Certificate of Formation.

8. *Copy of existing by-laws*: See attached Operating Agreement.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors

   - Andrew Lowenthal
   - John Deters
   - Catherine Clay

   Current Officers

   - John Deters (President)
   - Andrew Lowenthal (Vice President)
   - Catherine Clay (Vice President)
   - Chris Isaacson (Vice President)
   - Dave Reynolds (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

EE. CBOE UK Ltd.

1. *Name*: CBOE UK Ltd.
   Address: Level 30, The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom EC3V 4AB

2. *Form of organization*: Private Limited Company

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* Marketing and business development services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Incorporation.

8. *Copy of existing by-laws*: See attached Articles of Association.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - None

   Current Officers

   - Dave Gray

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF.   CBOE Vest, LLC

1.   *Name*: CBOE Vest, LLC
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      December 10, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      CBOE Holdings, Inc.

5.   *Brief description of business or functions:* Holding company of majority equity
      investment in Vest Financial Group, Inc.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached
      Certificate of Formation.

8.   *Copy of existing by-laws*: See attached Operating Agreement.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors

      • John Deters
      • Chris Concannon
      • Ed Tilly

      Current Officers

      • Chris Concannon (President)
      • John Deters (Vice President)
      • Alan Dean (Treasurer)
      • Joanne Moffic-Silver (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

GG.   Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   Address: 400 S. LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   CBOE Holdings, Inc.

5. *Brief description of business or functions*: Holding company for investment in
   American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached
   Certificate of Formation.

8. *Copy of existing by-laws*: See attached Operating Agreement.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors

   - John Deters
   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Chris Concannon (President)
   - John Deters (Vice President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

HH.   Market Data Express, LLC

1.   *Name*: Market Data Express, LLC ("MDX")
     Address: 400 South LaSalle Street Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
     Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
     February 21, 2006.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
     CBOE Holdings, Inc.

5.   *Brief description of business or functions*: MDX sells market data.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached
     Certificate of Formation.

8.   *Copy of existing by-laws*: See attached Operating Agreement.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors

     • Eric Frait
     • Bryan Harkins
     • Chris Isaacson
     • Jim Roche
     • Curt Schumacher

     Current Officers

     • Chris Isaacson (President)
     • Bryan Harkins (Senior Vice President)
     • Kevin Carrai (Vice President)
     • Jim Roche (Vice President)
     • Alan Dean (Treasurer)
     • Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

II. OneChicago, LLC

1. *Name*: OneChicago, LLC
   Address: 311 South Wacker Drive, # 1700, Chicago, Illinois 60606

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   August 3, 2001.

4. *Brief description of nature and extent of affiliation*: CBOE, LLC is a limited
   liability company member of OneChicago, LLC. CBOE LLC is a wholly-owned
   subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions:* OneChicago, LLC is a contract market
   approved by the Commodity Futures Trading Commission in June 2002.
   OneChicago, LLC is a fully electronic securities futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Pursuant to
   Securities Exchange Act Rule 6a-4, OneChicago, LLC is required to submit this
   information directly to the Commission.

8. *Copy of existing by-laws*: Pursuant to Securities Exchange Act Rule 6a-4,
   OneChicago, LLC is required to submit this information directly to the
   Commission.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*: Pursuant to Securities Exchange Act
   Rule 6a-4, OneChicago, LLC is required to submit this information directly to the
   Commission.

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

JJ.   Options Price Reporting Authority, LLC

1.   *Name*: Options Price Reporting Authority, LLC
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware. Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      January 1, 2010.

4.   *Brief description of nature and extent of affiliation*: CBOE is a participant
      exchange of the Options Price Reporting Authority, LLC.

5.   *Brief description of business or functions*: Dissemination of information
      concerning options.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: CBOE
      certifies that this information is kept up to date and is available to the Commission
      and the public upon request.

8.   *Copy of existing by-laws*: The OPRA LLC Agreement is available on the OPRA
      website at https://www.opradata.com/pdf/opra_plan.pdf .

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*: CBOE certifies that this information is
      kept up to date and is available to the Commission and the public upon request.

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

KK.   Signal Trading Systems, LLC

1.   *Name*: Signal Trading Systems, LLC ("STS")
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      May 13, 2010.

4.   *Brief description of nature and extent of affiliation*: Fifty percent (50%)
      subsidiary of Chicago Board Options Exchange, Incorporated.

5.   *Brief description of business or functions*: STS developed and markets a multi-
      asset front-end order entry system known as "Pulse".

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached
      Certificate of Formation.

8.   *Copy of existing by-laws*: See attached Operating Agreement.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*: There are no directors or officers of
      Signal Trading Systems, LLC.

10. *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

LL.   The Options Clearing Corporation

1.   *Name*: The Options Clearing Corporation
      Address: One North Wacker Drive, Suite 500, Chicago, Illinois 60606

2.   *Form of organization*: Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq),
      December 23, 1974.

4.   *Brief description of nature and extent of affiliation*: CBOE is a participant
      exchange and stockholder of The Options Clearing Corporation.

5.   *Brief description of business or functions:* Issuance, clearance, and settlement of
      option contracts.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: Pursuant to
      Securities Exchange Act Rule 17Ab2-1, The Options Clearing Corporation is
      required to submit this information directly to the Commission.

8.   *Copy of existing by-laws*: Pursuant to Securities Exchange Act Rule 17Ab2-1,
      The Options Clearing Corporation is required to submit this information directly
      to the Commission.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*: Pursuant to Securities Exchange Act
      Rule 17Ab2-1, The Options Clearing Corporation is required to submit this
      information directly to the Commission.

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

MM. The Options Exchange, Incorporated

1. *Name*: The Options Exchange, Incorporated
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), January 7, 1974.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of CBOE Holdings, Inc.

5. *Brief description of business or functions*: The Options Exchange, Incorporated has been inactive since its incorporation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Incorporation.

8. *Copy of existing by-laws*: See attached Bylaws.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Alan Dean
   - Chris Concannon
   - Ed Tilly

   Current Officers

   - Ed Tilly (Chairman)
   - Chris Concannon (President)
   - Alan Dean (Treasurer)
   - Joanne Moffic-Silver (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN.   Vest Financial Group, Inc.

1. *Name*: Vest Financial Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of CBOE Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Certificate of Incorporation.

8. *Copy of existing by-laws*: See attached Bylaws.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - John Deters
   - Karan Sood
   - William Speth

   Current Officers

   - Karan Sood (Chief Executive Officer)
   - Jeffrey Chang (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO.   Bats Hotspot SEF LLC

1.   *Name:* Bats Hotspot SEF LLC
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization:* Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 1, 2015.

4.   *Brief description of nature and extent of affiliation:* As of August 18, 2016, Bats Hotspot SEF LLC ceased to exist.

5.   *Brief description of business or functions:* Not applicable

6.   *Copy of constitution:* Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* Not applicable

8.   *Copy of existing by-laws:* Not applicable

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions:* None

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* As of August 18, 2016, Bats Hotspot SEF LLC ceased to exist.

PP.   **Bats Global Markets, Inc.**

1.   *Name*: Bats Global Markets, Inc.
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on August 22, 2013.

4.   *Brief description of nature and extent of affiliation*: On February 28, 2017, Bats
      Global Markets, Inc. was merged with and into CBOE V, LLC, with CBOE V,
      LLC as the surviving corporation.

5.   *Brief description of business or functions*: Not applicable.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: Not applicable

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*: None

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: As of February 28, 2017, Bats Global
      Markets, Inc. ceased to exist.

QQ.   **DerivaTech Corporation**

1.   *Name*: DerivaTech Corporation
     Address:

2.   *Form of organization*: Corporation

3.   *Name of state, statute under which organized and date of incorporation*:

4.   *Brief description of nature and extent of affiliation*: DerivaTech Corporation, a
     previously wholly-owned subsidiary of CBOE Holdings, was dissolved on
     December 22, 2016.

5.   *Brief description of business or functions*: Not applicable

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: Not
     applicable.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: DerivaTech Corporation, a previously wholly-
     owned subsidiary of CBOE Holdings, was dissolved on December 22, 2016.